Spherix Incorporated

One Rockefeller Plaza

New York, NY 10020

January 18, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ivan Griswold

Re:	Spherix Incorporated
Registration Statement on Form S-3
File No. 333-222488

Dear Mr. Griswold:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Spherix Incorporated hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 10:00 a.m. Eastern Standard Time on Friday, January 19, 2018, or as soon as practicable thereafter.

Very truly yours,

/s/ Anthony Hayes
Name: Anthony Hayes
Title: Chief Executive Officer